UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MIRNA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60470J103

(CUSIP Number)

Jose-Carlos Gutiérrez-Ramos

Chief Executive Officer

Synlogic, Inc.

200 Sidney Street, Suite 320

Cambridge, Massachusetts 02139

617-401-9947

Copies to:

Lewis J. Geffen

Matthew J. Gardella

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(617) 542-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Synlogic, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,987,947 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,987,947 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 32.9% (2)

14	Type of Reporting Person (See Instructions) CO

(1)         Beneficial ownership of the common stock, par value $0.001 per share, of Mirna Therapeutics, Inc., a Delaware corporation (“Mirna”), is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of Mirna common stock by virtue of the Support Agreements (as defined in Item 4 below) described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Mirna common stock for purposes of Section 13(d) of the Securities and Exchange Act, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.  The shares of Mirna common stock over which the Reporting Person may be deemed to have shared voting power are comprised of 6,624,816 shares of Mirna common stock and 363,131 shares subject to options to acquire shares of Mirna common stock (the “Options”) that are subject to the Support Agreements.

(2)         Based on 20,856,693 shares of Common Stock issued and outstanding as of May 15, 2017, as disclosed by Mirna in the Merger Agreement (as defined in Item 4 below).

Item 1.                                 Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share, of Mirna Therapeutics, Inc., a Delaware corporation (“Mirna”). The principal place executive office of Mirna is 1250 South Capital of Texas Highway, Austin, Texas 78746.

Item 2.                                 Identity and Background.

(a) — (b) — (c) — (f)

This Schedule 13D is being filed on behalf of Synlogic, Inc., a Delaware corporation (“Synlogic” or the “Reporting Person”).

The address of the principal business office of Synlogic is 200 Sidney Street, Suite 320, Cambridge, Massachusetts 02139.

The principal business occupation of Synlogic is to discover and develop Synlogic’s platform for Synthetic Biotic medicines, which are designed using synthetic biology to genetically reprogram beneficial microbes to treat metabolic and inflammatory diseases and cancer.

To the best of Synlogic’s knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Synlogic is set forth in Schedule A hereto.

(d) — (e)

During the last five years, Synlogic has not, and to the best of Synlogic’s knowledge, none of the persons listed on Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration.

As an inducement for Synlogic to enter into the Merger Agreement described in Item 4 below and in consideration thereof, certain officers, directors and stockholders of Mirna holding approximately 32.9% of the outstanding shares of Mirna entered into support agreements with Synlogic relating to the Merger (discussed in Item 4 below). In addition, these officers, directors and stockholders of Mirna granted Synlogic an irrevocable proxy with respect to the Mirna securities covered by the Support Agreements. Synlogic did not pay additional consideration to the officers, directors and stockholders of Mirna in connection with the execution and delivery of the Support Agreements and thus no funds were used for such purpose.

References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreements, as set forth herein, are qualified in their entirety by reference to the copies of the Merger Agreement and the Support Agreements included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4.                                 Purpose of Transaction.

(a) and (b)

Pursuant to the Support Agreements, dated as of May 15, 2017, among Synlogic and certain officers, directors and stockholders of Mirna (collectively, the “Stockholders”) (the “Support Agreements”), Synlogic may be deemed to be the beneficial owner of 6,987,947 shares of Mirna common stock (collectively, the “Subject Shares”). Synlogic and the Stockholders entered into the Support Agreements as a material inducement for Synlogic to enter into the Agreement and Plan of Merger and Reorganization, dated as of May 15, 2017 (the “Merger Agreement”), by and among Synlogic, Mirna and Meerkat Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Mirna (“Merger Sub”).

Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by Synlogic’s stockholders and Mirna’s stockholders, Merger Sub will be merged with and into Synlogic (the “Merger”), with Synlogic surviving the Merger as a wholly-owned subsidiary of Mirna.

The Support Agreements were entered into as a condition to the willingness of Synlogic to enter into the Merger Agreement and to increase the likelihood that the approval of Mirna’s stockholders required in connection with the Merger will be obtained. Pursuant to the terms of the Support Agreements, any shares of capital stock of Mirna acquired by any Stockholder after the date of the Support Agreements or owned by the Stockholders prior to the termination of the Support Agreements will be subject to the Support Agreements. Accordingly, any such acquisition of shares of capital stock of Mirna by any Stockholder may result in Synlogic being deemed to acquire beneficial ownership of additional securities of Mirna.

Pursuant to the Support Agreements, the Stockholders, with respect to the Subject Shares (and any additional shares of capital stock of Mirna acquired by any Stockholder after the date of the Support Agreements or owned by the Stockholders prior to the termination of the Support Agreements), have agreed, among other things, to vote all of the shares of Mirna held by them in favor of the issuance of shares of Mirna common stock in connection with the Merger and the transactions contemplated by the Merger Agreement and the amendments to Mirna’s certificate of incorporation contemplated by the Merger Agreement.

Further, as part of the Support Agreements, each Stockholder has entered into an irrevocable proxy thereby irrevocably appointing Synlogic as the attorney-in-fact and proxy for and on behalf of the Stockholder (the “Attorneys”), to vote and exercise all voting and related rights (to the full extent that the Stockholder is entitled to do so) with respect to all of the shares of capital stock of Mirna that now are or hereafter may be beneficially owned by the Stockholder, and any and all other shares or securities of Mirna issued or issuable in respect thereof on or after the date hereof in accordance with the terms of the irrevocable proxy.

In exercising its right to vote the Subject Shares as the sole and exclusive attorneys and proxies of the Stockholders, the Attorneys’ rights are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares: (i) in favor of (A) the adoption of the Merger Agreement and the approval of the Merger, including, without limitation, the issuance of the shares of Mirna common stock by virtue of the Merger as contemplated by the Merger Agreement, and (B) an amendment to Mirna’s certificate of incorporation as set forth in the Merger Agreement; and (ii) against any competing acquisition proposal.  The Stockholders may vote the Subject Shares on all other matters.

The Support Agreements and irrevocable proxies expire upon the earlier of (i) February 15, 2018, or (ii) the termination of the Merger Agreement.

(c)

Not Applicable.

(d)

Under the Merger Agreement, Mirna has agreed that promptly following the closing of the Merger, it will take all action necessary to fix the number of members of the board of directors of Mirna at seven (7); to cause to be elected to the board of directors the five (5) such directors to be identified by Synlogic; and to obtain the resignations of certain of Mirna’s existing directors and officers. In addition, Mirna has agreed to take all action necessary to cause certain persons to be appointed as executive officers of Mirna.

(e)

In addition to any changes that may result from the Merger described in Item 4(a) and (b) above, which are hereby incorporated by reference, Mirna may, if necessary, seek stockholder approval to effect a reverse split of Mirna common stock at a ratio to be mutually agreed to by Mirna and Synlogic, which is intended to ensure that the listing requirements of NASDAQ are satisfied.

(f)

Not Applicable.

(g)

In connection with the Merger, Mirna will request that its stockholders approve resolutions authorizing Mirna to amend its certificate of incorporation, by-laws and corporate governance documents to change the name of Mirna from “Mirna Therapeutics, Inc.” to “Synlogic, Inc.”, subject to the consummation of the Merger.

(h)

Not Applicable.

(i)

Not Applicable.

(j)

Other than as described above, Synlogic currently has no plans or proposals that relate to, or may result in, any of the matters listed in 4(a) — (i) of Schedule 13D (although Synlogic reserves the right to develop such plans).

Item 5.                                 Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, the Reporting Person owns no shares of Mirna common stock. For purposes of Rule 13d-3 under the Act (“Rule 13d-3”), however, as a result of entering into the Support Agreements, the Reporting Person may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, the 6,987,947 shares of Mirna common stock that are beneficially owned by the Stockholders. The 6,987,947 shares of Mirna common stock, including 363,131 shares subject to options to acquire shares of Mirna common stock exercisable within 60 days of May 15, 2017, over which the Reporting Person may be deemed to have shared voting power, represent approximately 32.9% of the issued and outstanding shares of common stock of Mirna, based on the number of shares issued and outstanding on May 15, 2017 as represented by Mirna in the Merger Agreement.  Notwithstanding the preceding, the Reporting Person hereby disclaims beneficial ownership of such shares of Mirna common stock, and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(c)

Except as described in this Schedule 13D, there have been no transactions in the shares of common stock of Mirna effected by the Reporting Person or, to the best of the Reporting Person’s knowledge, any person or entity identified on Schedule A hereto, during the last 60 days.

(d)

Other than the Stockholders identified in Item 4 who are party to the Support Agreements, to the best of the Reporting Person’s knowledge, neither the Reporting Person nor any of its respective directors and executive officers named in Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Mirna common stock beneficially owned by the Reporting Person.

(e)

Not Applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4, and 5 and the agreements set forth in the Exhibits attached hereto are incorporated by reference. Other than the Merger Agreement and the Support Agreements described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, or any person listed on Schedule A hereto, and any person with respect to the securities of Mirna, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit	Title

1	Agreement and Plan of Merger, dated as of May 15, 2017, by and among Mirna Therapeutics, Inc., Meerkat Merger Sub, Inc. and Synlogic, Inc.

2	Form of Support Agreement, by and between Synlogic, Inc. and certain securityholders of Mirna Therapeutics, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2017	SYNLOGIC, INC.

	By:	/s/ Todd Shegog
	Name:	Todd Shegog
	Title:	Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SYNLOGIC, INC.

The following is a list of the directors and executive officers of Synlogic, Inc. (“Synlogic”), setting forth the name, residence or business address, present position with Synlogic and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). All directors and officers listed below are citizens of the United States and employed by Synlogic. The principal address of Synlogic and the current business address for each individual listed below is 200 Sidney Street, Suite 320, Cambridge, Massachusetts 02139.

Name of Directors	Citizenship	Present Principal Occupation

Peter Barrett	US	Peter Barrett serves as the chairman of the board of directors of Synlogic. Mr. Barrett is currently a partner at Atlas Venture.

Jose-Carlos Gutiérrez-Ramos	US/Spain	Jose-Carlos Gutiérrez-Ramos serves as the Chief Executive Officer of Synlogic and as a member of the board of directors of Synlogic.

Chau Q. Khuong	US	Chau Q. Khuong serves as a member of the board of directors of Synlogic. Mr. Khuong is currently a partner at OrbiMed Advisors LLC.

Nick Leschly	Denmark	Nick Leschly serves as a member of the board of directors of Synlogic. Mr. Leschly is currently the Chief Executive Officer of bluebird bio, Inc.

Ed Mathers	US	Ed Mathers serves as a member of the board of directors of Synlogic. Mr. Mathers is currently a partner at New Enterprise Associates.

Executive Officers Who Are Not Directors	Citizenship	Present Principal Occupation

Todd Shegog	US	Todd Shegog serves as the Chief Financial Officer of Synlogic.

Aoife M. Brennan	US/Ireland	Aoife M. Brennan serves as the Chief Medical Officer of Synlogic.

Paul Miller	US	Paul Miller serves as the Chief Scientific Officer of Synlogic.

Richard Schwartz	US	Richard Schwartz serves as Senior Vice President of Process Development and Manufacturing of Synlogic.

Caroline B. Kurtz	US	Caroline B. Kurtz serves as the Head of Translational Sciences and Product Development of Synlogic.